

Mail Stop 7010

May 16, 2006

Mr. David P. Steiner
Chief Executive Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **RE:** **Waste Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 001-12154**

Dear Mr. Steiner:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tax Matters

1. We note that the settlement of tax audits resulted in a reduction in income tax expense of $398 million in 2005, $101 million in 2004 and $6 million in 2003. Were it not for the reversals of the reserves you established for these tax exposures your net income in 2005 would have fallen 6% rather than increased 26%, as reported. In order for us to better understand these reserves please provide us with the following:

- Explain the underlying material tax position(s) you have taken which you believe may be challenged and potentially disallowed;
- Tell us whether you consider the positions to be specific tax "shelters" as defined by tax authorities, or whether they represent tax uncertainties entered into in the ordinary course of business;
- Describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;
- Quantify in all respects the surrounding accounting for such tax positions;
- Quantify the activity of the reserves from inception, or at least provide adequate historical perspective concerning the last three years reversals and their original reserve dates;
- Identify where, in both the income statement and balance sheet, the reserve activity was originally recorded;
- Quantify and identify any current reserves and their underlying purpose;
- Regarding any current reserves, describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed
- Indicate in the activity any actual disallowances;

2. In addition, please elaborate on your accounting policy for how you account for this reserve. For example you state that you record the amounts for positions that "may be challenged and potentially disallowed". It is unclear from this language what your overall threshold of probability is when establishing and adjusting this reserve.

3. In light of the material amount of reversals from the reserves, please describe for us the reasons for the lack of disallowance and tell us what consideration you have given to your track record regarding the likelihood of disallowance. We may have further comment.

4. Please provide for us an analysis of your views concerning the FASB May 10, 2006 meeting concerning new disclosures about tax uncertainties and what changes you are contemplating to provide more transparency to this material policy. Also, tell us what consideration you have given to including this as a critical accounting estimate and assumption in your MD&A.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant